Exhibit 99.1

NANO DIMENSION LTD. PRICES $12,000,000 PUBLIC OFFERING

NESS ZIONA, ISRAEL – January 31, 2019 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leading additive electronics provider, today announced the pricing of an underwritten public offering of units consisting of 16,000,000 American Depositary Shares together with Warrants to purchase 16,000,000 American Depositary Shares and Rights to Purchase 12,000,000 American Depositary Shares, at a combined price per unit to the public of $0.75. The gross proceeds to the Company from this offering are expected to be approximately $12,000,000 before deducting underwriting discounts, commissions and other offering expenses. The Warrants will have an exercise price of $0.8625, will be exercisable upon issuance and will expire five years from the date of issuance. The Rights to Purchase will have an exercise price of $0.75, will be exercisable upon issuance and will expire 6 months from the date of issuance. Nano Dimension has granted the underwriter a 45-day option to purchase additional units to cover over-allotments, if any.

Nano Dimension intends to use the proceeds of the offering for scaling up sales and marketing globally, increasing production capabilities and general corporate purposes.

The offering is expected to close on February 5, 2019, subject to customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering.

This offering is being made pursuant to a registration statement on Form F-1 (No. 333-228521) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and an additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended. A prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2006 or email: prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus and the other documents that Nano Dimension Ltd. has filed with the SEC that are incorporated by reference in such prospectus, which provides more information about Nano Dimension Ltd. and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the expected timing of the closing of the offering and the use of proceeds. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com